Sibling Entertainment Group, Inc. 511 West 25th Street, 503 New York, NY 10001 Tel: (212) 414-9600 • Fax (212) 924-9183

April 1, 2006 by EDGAR

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

RE: Response to SEC Review Letter dated March 24, 2006.

Dear Mr. Humphrey,

Please find attached our responses to each of your respective comments contained in your letter dated March 24, 2006 regarding the Form 10-KSB for the year ended June 30, 2005 and Form 10-QSB for the quarter ended September 30, 2005 for Sibling Entertainment Group, Inc.

In addition to our response below, we are prepared to amend the filings above and our Form 10-QSB for the quarter ended December 31, 2005 as well as future filings to reflect the recommended and required changes as indicated in our response.

Form l0-KSB for the Year Ended June 30, 2005

Item 1. Description of Business

1.

Refer to our previous comment 1. Please revise your proposed disclosure as presented in your response to our previous comment to include a detailed discussion of the ownership percentage and role of your executive officers Mitchell Maxwell, Victoria Maxwell, and James Cardwell.

We have revised our proposed disclosure as presented in our response to your previous comment to include the following additional disclosure under the “Corporate History” section:

Suggested Revision to Filing:

2)	Corporate History

Sibling Entertainment Group, Inc., formerly Amici Ventures, Inc., ("SEGI") was organized under the laws of the State of New York in September 1995. In 1997, we acquired Maxwell Entertainment, Inc. (“MEI”) from Mitchell Maxwell and Victoria Maxwell and originally engaged in the development and production of entertainment properties including plays, musicals for the live stage, independent feature films and other entertainment projects.

In November 1999, we formed the AM Films division coincident with acquiring the broadband distribution rights to a motion picture library from Dream, LLC (“Dream”) and began to reduce our interest in and pursuit of the development and production of plays, musicals and films. Later, we solely focused on the pursuit and distribution of motion pictures primarily over the Internet. This decision and refocus of our operational plans away from production of live stage properties and independent feature films led to Mitchell Maxwell’s and Victoria Maxwell’s resignation as officers and directors.

After several years attempting to establish secure sufficient distributors and successfully deliver our films through direct online methods, and failing to secure necessary financing to sustain and market this emerging market, we sought to refocus its business direction to other areas of the entertainment industry not burdened by increasing technological and legal barriers. This realization supported our move away from the Internet video-on-demand business.

This change ultimately led to a change in our management and control in October 2003 and a return to our original core operational plan to pursue the finance and production of live-stage theatrical, independent feature films and theatrical real estate and related synergetic businesses. The change of control included the return of our executive officers and director, Mitchell Maxwell, President (“MM”) and Victoria Maxwell, Vice President (“VM”) along with James Cardwell, CFO (“JC”). MM, VM and JC were and continued to be officers and directors of Sibling Entertainment, Inc., (“SEI”) a private company engaged in similar business activities. This close association resulted in our relocation of corporate offices and the sharing of office overhead costs including the costs and compensation of its officers and staff with SEI (see Related Party Activities).

The ownership percentage and role of our executive officers Mitchell Maxwell, Victoria Maxwell and James Cardwell at the time of this filing are as follows:

	SEGI		SPI		SEI
	Percent	Role	Percent	Role	Percent	Role
Mitchell Maxwell *	10.60%	President, Director	0.00%	None	8.22%	President, Director
Victoria Maxwell	11.33%	VP, Secretary, Director	0.00%	President, Director	4.20%	VP, Secretary, Director
James Cardwell	5.06%	CFO, Director	0.00%	Secretary, Director	0.00%	CFO, Director

TOTAL	26.99%		0.00%	**	12.42%

* Zachwell, Ltd. is the owner of these shares. Mitchell Maxwell is the sole shareholder of Zachwell, Ltd.

** As a result of the acquisition of SPI on June 17, 2005, all shareholders of SPI received shares in SEGI.

On December 22, 2004, we entered into a non binding letter of intent to acquire SEI which later expired on March 31, 2005 and any further intent to acquire SEI was abandoned, but SEGI and SEI continued to share corporate locations and overheads and pursue their respective projects, properties and similar business operations.

On June 17, 2005 we entered into a share exchange agreement with Sibling Pictures, Inc. (“SPI”), and all of the shareholders to acquire all of the issued and outstanding shares of SPI in consideration of the issuance of an aggregate of 10,785,000, shares of the Company's common stock on a basis of 60,000 Company shares for each share of SPI. Our acquisition of SPI also included its subsidiary, SPFLLC, Reel Love on Film LLC and Reel Love Productions, Inc.

•

SPI was originally organized on May 18, 2004 by SEI along with MM, VM, JC and others, At the same time, SPI formed Sibling Pictures Fund, LLC (“SPFLLC”), a wholly owned subsidiary, a Delaware corporation, as the investment vehicle to finance and fund two or three independent films to be produced by SPI.

•	In February 2005, SEI and SPI entered into an agreement with J.P. Turner & Company LLC (“Turner”) to promote and offer for sale to “accredited investors” interests in SPFLLC.
•

On June 1, 2005, SEI transferred all outstanding shares and interest in Reel Love on Film LLC (“RLFLLC”) and its managing member, Reel Love Productions, Inc., (“RLPI”) formed to develop, finance and produce the film “Reel Love”, to SPI.

•

Prior to our acquisition of SPI, we were contracted by SPI to provide consulting services in exchange for fees for services in the formation of SPFLL and the related negotiations with Turner and related ongoing matters.

On January 17, 2006, entered into employment contracts with MM, VM and JC (the “Executive Employees”) for a term of three (3) years.

•

Each agreement allows the Executive Employee’s ongoing position and association with SEI, except that each Executive Officer may not devote over ten (10%) percent of their professional working hours to SEI and SEI will not actively pursue, acquire the additional rights to any new entertainment projects that is deemed competitive with the business of Sibling, except for passive investment interests, limited partnership or limited liability membership interests.

•	These agreements also reflected each Executive Employee’s position as a member of the Board of Directors of Denver Civic Theatre, Inc. (a Colorado Charitable Non-Profit Organization).
•

The agreements also reflected MM’s ownership and control of Zachwell, Ltd. and Zia, Ltd and VM’s ownership and control of Victoria Maxwell Consulting, Inc. and their continued right to own these companies that may hold investments and/or other financial arrangements, including but not limited to, royalties, net profits, fees or other arrangements for work, services or investments made in productions organized and financed prior to their engagement with the Company.

Item 6. Management's Discussion and Analysis or Plan of Operation Liquidity and
Capital Resources, page 15

2.

Refer to our previous comment 4. Your proposed disclosure changes are acceptable for purposes of your amended document. However, in subsequent filings, please provide these disclosures for each period for which a cash flow statement is presented.

We shall include these disclosures in each subsequent filing for which a cash flow statement is presented.

Financial Statements

Note 2- Summary of Significant Accounting Policies

Revenue Recognition page F-B

3.

Refer to our previous comment 11. With regard to your recognition policy for producer fees and office fees, it is unclear why you believe recognizing revenue at any date prior to capitalization would be appropriate. Specifically, you state in your revenue recognition policy that you typically do not earn these fees until full capitalization, typically contingent upon actions of a third party. Although fees may actually be paid to you prior to fall capitalization in some instances, and although these fees are considered to be non-refundable, it appears that you would not have fully completed all of the services to be provided under the contractual arrangement. Supplementally explain to us how such recognition would be congruent with the principles of SABs 101 and 104. We may have further comment on your response.

We have re-worded to note so that it is more accurate and clear as to when we recognize vs. when we receive revenue for Producer Fees and Office Fees, and to indicate that it does adhere to the principles of SABs 101 and 104. Please see our revised paragraph below.

Normally, these fees are included in the Operating Agreement for the production (persuasive evidence of an arrangement and a determinable or fixed price exists). Fees are typically not paid until services have been rendered but sometimes fees are paid and/or earned prior to capitalization. This varies on a case-by-case basis. When revenue is received prior to the rendering of services, the Company shall recognize deferred revenue until such time that it is earned.

Suggested revision to Filing:

Producer Fees and Office Fees: The Company shall recognize revenue from the producer fees and office fees (budgeted fees paid in the development, management and production of a play or musical or other live-stage event, and feature films) as earned and upon the a project’s capitalization and when persuasive evidence of an arrangement exits, the fees are determinable and collectibility is reasonably assured. Any fees received prior to capitalization shall be treated as deferred income and recognized when earned in accordance with any governing agreement. The determination of fees and collectibility of fees vary on a case-by-case basis and management carefully reviews each proposed production constantly as to how the Company earns and recognizes its fees.

4.

With regard to box office revenues, please clarify the point in time at which you recognize ticket sale revenues. Specifically, you state that you recognize ticket sale revenues upon the completion of each performance coinciding with the inability of the ticket holder to receive a refund from the non-performance or cancellation of the show and the company's responsibility to hold such funds in a trust to benefit the ticket holder. Supplementally explain to us in what instances a performance would be cancelled and the ticket holder would not be entitled to a refund. Please also revise your disclosure to explain, in general, your refund policy. For example, if the ticket holder is entitled to a refund up to three days prior to a show, you should so state. We may have further comment on your response.

At this time, we do not collect or hold any funds for advance box office revenues. Also, we do not currently own a theater. The collection of box office revenues for tickets sold is controlled by the local theatre owner or ticket agency engaged for a particular production. The refund policy is normally established by the theater. Box office revenues are only released to the Company when a performance has been concluded, and the revenues are net of any refunds granted at the box office.

We have revised the filing as follows:

Suggested revision to filing:

Box Office Revenues & Merchandise Income: For those projects and productions for which tickets are sold and whereby the Company is required to consolidate financial statements from the operations of subsidiaries or variable interest entities, the Company shall report and recognize revenues upon the completion of each performance as reported and determined by the theater box office treasurer and ticket agency, if any, engaged for a particular production. Currently we do not own a theater. Refund policies are established by the box office of each particular theater, as they hold the funds until the performance is complete.

Note 3 – Related Party Transactions

Share Exchange Agreement, page F-11

5.

Refer to our previous comment 13. Given your complex and continuing interrelationship with SEI please also expand your disclosures to describe the consideration you have given to the issue of common control in connection with the acquisition of SPI and to explain your conclusion that common control does not exist. We understand, from your explanation, that a group of shareholders and their family members do hold greater than a 50% interest in each of these entities. However, as you believe that no contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists between all of these shareholders, you do not consider the two entities to be under common control. If our understanding is correct, please clarify this fact in your footnote. In addition, disclose the actual (aggregate) percent voting interest held by this group in each entity. Finally, if a voting agreement exists between some (but not all) of these shareholders, please quantify the voting interests subject to this agreement.

In our previous explanation, we showed that a group of shareholders and their family members did NOT hold greater than 50% interest in each of these entities. You are correct that we do not consider the two entities to be under common control, and we shall disclose this in our footnotes along with the actual percent voting interests held by this group, as follows. No voting agreement exists between any of these shareholders.

Suggested revision to filing:

3.	RELATED PARTY TRANSACTIONS

SHARE EXCHANGE AGREEMENT

On June 17, 2005, the Company entered into a share exchange agreement with SPI and all of the shareholders of SPI, where the Company agreed to acquire all of the issued and outstanding shares of SPI in consideration of the issuance of an aggregate of 10,785,000 shares of the Company’s common stock on a basis of 60,000 Company shares for each share of SPI issued and outstanding on June 17, 2005. SPI is engaged in the acquisition of rights to, and development of, features films as an independent producer. At the time of the Share Exchange Agreement, SEI was concentrating of live-event and other theatrical operation. SPI had entered into an agreement with J.P. Turner & Company to solicit and promote the SPFLLC to accredited investors, and the agreement was negotiated along with business models prepared by the Company on behalf of it’s consulting agreement with SEI and SPI. It was believed that the work performed to date and contracts and assets developed by SPI had value. The Company continued interest and involvement of the advancement of SPI provided the Company’s desire along with its advisors to acquire SPI. As a result of the share exchange, the Company also gained ownership of SPFLLC, a Delaware corporation formed as the investment vehicle to finance and fund two or three independent films to be produced by SPI, Reel Love on Film LLC (“RLFLLC”) and its managing member, Reel Love Productions, Inc., (“RLPI”) formed to develop, finance and produce the film “Reel Love.” As a result of this transaction, SEI gained an ownership interest of 28.64% in the Company. We have reviewed the ownership of SPI, SEI, and SEGI at the time of sale, and reviewed the issue of common control in connection with the acquisition of SPI. No group of shareholders and their family members hold greater than 50% interest in each of these entities. Further, no contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists between any of these shareholders. Therefore, we believe that common control does not exist.

6.

Please revise your proposed disclosure presented in response to our previous comment 14 to include the pro forma disclosures required by paragraph 54 and 55 of SFAS 141. In addition it appears that a significant portion of the balance captioned "Due to Related Parties" was owed to you as payment for your previously rendered services. If true, please disclose this fact and quantify the balance eliminated against your corresponding "Due from Related Party" balance.

We shall disclose this as well as the pro-forma schedule of Results of Operations required by paragraphs 54 and 55 of SFAS 141, as shown below.

Suggested addition to filing:

3.	RELATED PARTY TRANSACTIONS

SHARE EXCHANGE AGREEMENT

PRO FORMA FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

Sibling Entertainment Group, Inc. and Subsidiaries
Unaudited Pro-Forma Statement of Operations
For the Year Ended June 30, 2005

	Sibling Entertainment Group, Inc.	Sibling Pictures, Inc.	Reel Love Productions, Inc.	Pro-Forma Adjustments		Consolidated Pro-Forma Results

Revenue - related parties
Consulting Fee Income	79,500	—	—			79,500
Executive Producer Fees	16,667	—	—	(16,667)	a.	—

Total Revenue	96,167	—	—	(16,667)		79,500
Expense

Selling, general and administrative expenses	375,541	16,437	3,206			395,184

Write-off of investment in motion picture rights	—	—	—			—
Production Expenses	—	16,667	—	(16,667)	a.	—

Operating loss	(279,374)	(33,103)	(3,206)	—		(315,684)
Other Income/Expense
Taxes	—	—	—			—
Gain on forgiveness of debt	806	—	—			806

Net Income	(280,180)	(33,103)	(3,206)	—		(316,490)

Loss per common share - basic and diluted	(0.03)					(0.03)

Weighted average number of common shares
outstanding - basic and diluted	9,272,972					9,272,972

Sibling Entertainment Group, Inc. and Subsidiary
Unaudited Pro-Forma Statement of Operations
For the Year Ended June 30, 2004

	Sibling Entertainment Group, Inc.	Sibling Pictures, Inc.	Pro-Forma Adjustments		Consolidated Pro-Forma Results

Revenue - related parties
Consulting Fee Income	20,250	—			20,250
Executive Producer Fees	33,333	—	(33,333)	a.	—

Total Revenue	53,583	—	(33,333)		20,250
Expense
Selling, general and administrative expenses	55,737	29,162			84,899
Write-off of investment in motion
picture rights	33,400	—			33,400
Production Expenses	—	33,333	(33,333)	a.	—

Operating loss	(35,554)	(62,496)	—		(98,049)
Other Income/Expense
Taxes	554	—			554
Gain on forgiveness of debt	(6,960)	—			(6,960)

Net Income	(29,148)	(62,496)	—		(91,643)

Loss per common share - basic and diluted	(0.00)				(0.01)

Weighted average number of common shares
outstanding - basic and diluted	8,000,000				8,000,000

a.	To remove the income and expenses associated with the intercomany accounts receivable and accounts payable.

Suggested SECOND addition to filing:

DUE TO RELATED PARTIES

At June 30, 2005, the Company had $6,293 due to Sibling Entertainment, Inc. (“SEI”), an entity with the same management and directors as the Company, for legal fees and audit fees SEI had paid on the Company’s behalf in the first and second quarters of the year ended June 30, 2005. This amount was paid to SEI in full prior to the date of the filing of this report.

Since October, 2004, the Company has had an agreement with SEI for office space, related utilities, shipping and management services. On April 13, 2005 the Company agreed to amend its consulting agreement with SEI whereby management fees increase from $7,761 per month to $21,800 per month beginning April 1, 2005. For the year ended June 30, 2005, these charges totaled $139,459: rent of $9,675, utilities of $2,862, postage of $210 and management services of $126,712. For the year ended June 30, 2004, these charges totaled $43,701: rent of $4,590, utilities of $1,591 and management services of $37,520. As of June 30, 2005 there were no outstanding payables due to SEI for rent, utilities and management services.

The Company recognized a total of $40,645 due to SEI at June 30, 2005 for expenses that SEI paid on the Company’s behalf: $14,656 in legal fees incurred by SPI, $21,000 in option payments for the rights to produce the film “Reel Love”, $3,206 for office expenses incurred by Reel Love Productions, Inc. (“RLP”) and $1,783 advanced to SEI. The debts associated with Reel Love were assumed by the Company from its purchase of SPI, who originally owed these monies to SEI for film expenses SEI paid on SPI’s behalf.

A significant portion of the balance captioned “Due to Related Parties” was owed to the Company as payment for previously rendered services. At June 30, 2005 the Company eliminated $50,000 against its corresponding “Due from Related Parties” for fees the Company earned for work associated with SPI.

7.

Refer to our previous comments 15 and 16. Please provide us with a schedule of activity in the balance of other investments between June 30, 2005 and December 31, 2005. Explain the reasons for the individual increases and decreases in the account balance. As you were an investor in the Off-Broadway production of OATS which closed with a loss and did not earn any profits, please tell us when the production closed and when you wrote off the corresponding option. Please also quantify the production related revenues and expenses and tell us how you accounted for them. Finally, please advise us when you received cash payment for your services and as reimbursement for your production costs. We may have further comments upon review of your response.

A schedule of all activity in the balance of Other Investments between June 30, 2005 and December 31, 2005 is below:

Date	Memo	Debit	Credit	Balance
Other Investments
Balance at June 30, 2005				37,500.00
10/06/2005	Investment in "Once Around The Sun"	25,000.00		62,500.00
10/27/2005	Investment in "Once Around The Sun"	25,000.00		87,500.00
Total Other Investments at December 31, 2005		87,500.00	0.00	87,500.00

Most new plays or musicals evolve from smaller development stage productions to larger productions including Broadway. Each production is financed and capitalized within its own entity. The ownership and control of each stage and entity of a shows development also changes. As a project increases in size, some producers are added and other producers leave. In the case of Once Around the Sun (“OATS”), it was started as an Off-Broadway Production financed through an entity called Solace LLC. SEI was one of two managing members of Solace. SEGI was not a managing member, but was merely a limited investor.

Although OATS closed Off-Broadway without recoupment, on October 9, 2005, this is typical in a development stage production. This was the first step in its development. Solace as a result owns and controls the rights to OATS, but its initial capitalization was fixed and cannot be expanded to produce the Broadway production. Therefore, as typical within the industry, a new entity is formed to produce OATS on Broadway and new investors are sought to capitalize the Broadway production, but the capitalization of the

Broadway production includes the cost of the Off-Broadway production and when formed and capitalized, Solace and all of its investors will be absorbed into the Broadway entity.

At this time, since the forward momentum of OATS continues toward Broadway, the expectation of that Solace and its investors will be included in the capitalization and hold and investment in the Broadway production, we believe that our investment in Solace is valid and should not be written down. Although the entity of OATS for Broadway has not been formed and we do not hold a specific investment in this new entity, we have provided initial front monies $50,000 toward the formation and operating of the Broadway production as reflected on our balance sheet. We are also fully expecting to become one of the producers of the Broadway production as well as an investor.

Both increases in the account were due to additional investments made by the Company in the production of Once Around The Sun. We did not recognize any revenues from Once Around The Sun during the year ended June 30, 2005 or six months ended December 31, 2005. For the year ended June 30, 2005, the Company did not incur any expenses on behalf of the production. The Company did incur expenses associated with the production in the six months ended December 31, 2005. It booked these expenses as “reimbursable expenses”. It is expected that the Company will be reimbursed for these expenses upon capitalization of the Broadway production. As such, no expenses have been reimbursed to the Company as of the date of this filing.

8.

As a related matter, please tell us when you wrote off your $2,500 investment in the Denver production of "Newsical the Musical." If either of the above options has not been written off, provide detailed support and cite your basis in GAAP for your accounting. Information about increases and decreases in the other investment balance should be provided in your filings on an ongoing basis.

The final accounting for this show is currently being processed. We fully expect to receive the amount upon issuance of the report to the general partners. We expect the accounting to be completed and reports to be issued within the next several months. It is typical that final accounting of a show be completed months after the closing of the show in order to ensure all final bills, invoices and other financial issues have been taken into account.

Further, we will include information about increases and decreases in the Other Investments balance on an ongoing basis.

Note 5 – Investment in Related Company Stock, page F-12

9.

Refer to our previous comment 18. As SEI is not a public company, in support of your response please describe and quantify the volume and frequency of the sales of common shares to unrelated third parties between June 30, 2005 and the most recent practicable date. Please include only sales of shares directly for cash in your schedule.

As previously discussed in the initial response to your first letter, we held to the $0.50 price per share since the most recent cash sale was for $0.50 per share, an established price offered and accepted in the past from third party investors and therefore the basis for the price and valuation of the subscription between SEGI and SEI. In addition, there was an additional outstanding subscription that SEI was expected to collect for the same price and value. Although we believed at the time that this additional subscription would be completed, it has not yet been completed.

However, due to your comments contained within question 10 below and our review of the accounting for our investment in SEI using the Equity Method of accounting, we have recognized the investment(s) at cost and shall recognize periodic increases and decreases in the value of the investment. Please see our response to question 10 below.

10.

As a related matter, after reviewing your responses and your draft of revised disclosures, we continue to have concerns regarding your method of accounting for your investment in SEI. As discussed in APB 18, in general influence tends to be more effective as the investor's percent of ownership in the voting stock of the investee increases. However, ability to exercise significant influence over operating and financial policies of an investee may be indicated in several other ways, as well. As discussed in paragraph 17 of APB 18, other signs of ability to exercise significant influence include representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel and technological dependency. Although common control may not technically exist, the significant commonality of shareholders, board members and executive officers, the transfers and sharing of assets and activities between SEGI and SEI and the magnitude of the intercompany transactions lead us to believe that you should be accounting for your investment in SEI using the equity method of accounting. Further, given the relative significance of the investment in SEI to your financial statements, it appears that you also require the disclosures specified by Item 310 of Regulation S-B for significant equity investees. Please revise or advise.

After careful review, we agree that we should be accounting for our investment in SEI using the equity method of accounting. We have reviewed this investment and recalculated our findings on a quarterly basis including quarterly decreases (from write downs in value using the Equity Method) and increases (from new purchases of stock) in our continued investment in SEI.

Our calculations were based on our percentage of ownership (participation) in the SEI’s profits and losses. We shall adjust the value of our investment in SEI in our annual and quarterly and follow all Equity Method guidelines going forward concerning this investment. The example accounting entry we shall make to book impairment in value of our investment each quarter will be as follows:

Dr. Loss on Investment	$ XX
Cr. Investment in SEI	$ XX

Please see Exhibit A, attached to this letter for a detailed schedule of our arrival at the value of our investment at the end of each quarter since our first investment.

Note 6 – Investment in Options and Rights, page F-13

11.	Refer to your response to our prior comment 19- Please provide us with a schedule of activity in the options purchased balance between June 30, 2005 and December 31, 2005. Explain the individual increases and decreases to the account balance. Provide this information in your filings on an ongoing basis as well.

Please refer to the schedule below for detail of all increases and decreases in the account “options purchased” between July 1, 2005 and December 31, 2005:

Type	Date	Memo	Debit	Credit	Balance
Options Purchased					2,500.00
Check	07/08/2005	Option for right to purchase DCT Real Estate from SEI	20,000.00		22,500.00
Check	07/28/2005	Option for right to purchase DCT Real Estate	15,000.00		37,500.00
Total Options Purchased			35,000.00	0.00	37,500.00
TOTAL			35,000.00	0.00	37,500.00

Both payments for the option to purchase DCT real estate are related to the July 7, 2005 agreement as described in the footnote “Agreement of Option to Purchase Real Estate” in both the June 30, 2005 10-K and December 31, 2005 10-Q. Those footnotes, for each filing are below for your convenience:

[June 3, 2005 10-K]

ASSIGNMENT OF OPTION TO PURCHASE REAL ESTATE

On March 17, 2004, the DCT sold all of its real estate, property and equipment in the DCT Complex to Zbigniew Mania (“Mania”) and at the same time, 721 Santa Fe Realty Company, LLC (“SFR”)(a wholly owned subsidiary of SEI) entered into a 49-year lease with Mania for the DCT Complex with an option to repurchase the DCT Complex at anytime during the term of the lease beginning one year after the purchase date, or March 17, 2005 during the term of the lease for $1.465 million dollars on or before midnight on January 1, 2053.

On July 7, 2005, the Company entered into an agreement to pay twenty thousand ($20,000) dollars to SEI and fifteen thousand ($15,000) dollars within thirty (30) days of this agreement to the DCT to cause SFR and DCT to assign its right to purchase the real estate, equipment, improvements and other property known as the Denver Civic Theatre Complex.

[December 31, 2005 10-Q]

ASSIGNMENT OF OPTION TO PURCHASE REAL ESTATE

On July 7, 2005, the Company entered into an agreement with SEI whereby the Company agreed to pay $20,000 to SEI and $15,000 to DCT to cause its wholly-owned subsidiary, 721 Santa Fe Realty Company LLC, and DCT to assign its right to purchase the real estate, equipment, improvements and other property known as the Denver Civic Theatre Complex. As of December 31, 2005 both amounts had been paid to the two parties.

12.

Refer to our previous comment 27. Your subsequent events footnote (page F-14) states that on July 28, 2005 your consulting agreement with SEI was amended. Monthly management fees paid to SRI were decreased "due to the change in employment of all employees from SEI to the Company." Please expand your disclosures to clarify the reasons why any monthly management fees would be paid to SPI after such an occurrence.

Explain the nature of the management services SEI will provide to you, identify the individuals who will provide them and tell us who pays the regular salaries of these employees. The current disclosure is confusing. In this regard, we note that the significant employment agreements you entered into with Mitchell and Victoria Maxwell and James Cardwell in January 2006 permit these individuals to devote up to 10% of their professional working hours to SPI. Please explain whether and how you are compensated for their services by SEI.

On July 28, 2005 the Company did experience a change in employees whereby all employees moved from SEI to the Company and the fees paid to SEI were reduced. This change included four people: James Cardwell (CFO), the Controller, and the Executive Assistant from SEI to the Company, and the addition of Richard Bernstein as a new employee of the Company. However, Mitchell Maxwell (President) and Victoria Maxwell (Vice President/Secretary) worked for and received payment from SEI, for which the Company continued to pay SEI for their services. In January, 2006, Mitchell Maxwell and Victoria Maxwell became full employees of the Company. As a result, SEI ceased providing services in January, 2006.

13.	Also with respect to our previous comment 27, please revise your disclosure in future filings to include the information contained in this response in tabular form for clarity.

We shall include in our disclosures in future filings the information contained in the response to your previous comment 27, in tabular form.

14.

As a related matter, please refer to your Form l0-QSB for December 31, 2005. Your financial statements indicate a significant increase in balances due from related parties to $87,975. We assume that the entire balance is due from DCT. Please advise and clarify the composition of the balance in future filings. It also appears that DCT has not yet repaid the $20,000 loan associated with "Newsical the Musical." Please tell us whether these balances have been paid as of the current date. If they have not, please describe the profitability and the liquidity of DCT as of the current date, support your apparent conclusion that these balances are current assets and tell us when payment is expected. Clarify the reasons why DCT has found it necessary to sell "notes hold against real estate" in order to fund current operating expenses on an ongoing basis.

The Due to Related Parties balance of $87,975 at December 31, 2005 represents $77,975 due from DCT for services provided to DCT, and $10,000 due from SEI for a purchase of stock in the Company by an investor who erroneously made their check out to the Sibling Entertainment, Inc. rather than Sibling Entertainment Group, Inc. This $10,000 was subsequently collected on January 5, 2006. As of the date of this filing, DCT has not yet repaid balances due as of December 31, 2005 (including the $20,000 loan to "Newsical the Musical").

While DCT continues to operate from its theatrical operations, it has grown from a few hundred thousand in box office sales to over 3 million. As the operations have grown, DCT has increased the seating capacity of one theatre and re-opened a second theatre and is embarking upon the conversion of an idle shop into a cafe. At the same time, as a non-profit, DCT qualifies and is seeking to be included in certain local tax grants for the arts as well as other grants DCT has also entered into contracts and completing additional contracts for three new shows at higher rates than previous years. The selling of its notes provides DCT certain flexibility as it continues to expand, but also become current with certain of its payables including those owed to the Company. The access to and interaction between commercial producers and regional theatres like DCT is invaluable to the Company, and we fully expect DCT to continue and profit from its operations.

15.

Finally, refer to Footnote 3 to the financial statements for June 30, 2005- You state that certain of SEGI's officers and directors are also officers and directors of DCT. Please tell us and disclose the number of DCT's officers and directors who are not related parties, In other words, tell us and disclose the percentage of the officers and of the directors of DCT who are related parties relative to you.

DCT does not have officers or directors who are not related parties. DCT’s Board of Directors are Mitchell Maxwell, Victoria Maxwell, James Cardwell, and Richard Bernstein. Therefore, 100% of the officers and directors are related parties to the Company. This information shall be disclosed in the June 30, 2005 filing and in future filings as follows:

Suggested revision to filing:

DUE FROM RELATED PARTIES

Since April 1, 2004, the Company provides consulting services to another related company, the New Denver Civic Theatre, Inc., (“DCT”) a Colorado not-for-profit corporation. Under the agreement, DCT compensates the Company $6,600 per month for services as booking agent for the theatre, marketing services for the theatre’s alternative uses, general services in the management of the theatre, the services of Executive Director James S. Cardwell and consulting services of a non-profit theatre. The Company recognized revenue for these services in the amount of $79,500 and $20,250 for the three months ended June 30, 2005 and 2004, respectively, and a cumulative amount since inception of development stage of $99,750.

The Company had a balance due of $26,400 and $53,583 due from related parties at June 30, 2005 and 2004, respectively.

Mitchell Maxwell, Victoria Maxwell, James Cardwell and Richard Bernstein are Directors of SEGI and DCT. Richard Bernstein is the President of DCT. James Cardwell is Executive Director of DCT and CFO of SEGI. Mitchell Maxwell and Victoria Maxwell are President and Vice President, respectively, of SEGI. There are no officers or directors of DCT who are not related parties to SEGI.

16.

Refer to our previous comment 28. Please also advise us as to the identity of the party to whom the option payments are ultimately being made as previously requested and indicate whether or how the recipient is a related party or affiliate.

Options and any future renewal or extensions of the option and final purchase of the film script REEL LOVE is ultimately paid to Greedy Falcon Productions, as author of the script. On the sale of a film, the accumulated costs associated with a film are reimbursed to the company that incurred and paid these costs. The development costs associated with REEL LOVE were limited but upon the transfer of the rights to REEL LOVE through the sale of SPI, SEI was owed for its costs associated with REEL LOVE previously paid. The Company will pay all future payments directly to the author.

If you have any additional questions and comments, please do not hesitate to contact us.

Sincerely,

/s/ James S. Cardwell

James S. Cardwell, CFO

cc	Mitchell Maxwell, President
Victoria Maxwell, Vice President
Richard Bernstein, Director
Joseph Sierchio, Esq., Legal Counsel

EXHIBIT A

CALCULATION FOR EQUITY METHOD VALUE OF ACCOUNTING FOR INVESTMENT IN

SIBLING ENTERTAINMENT, INC.

Quarter Ending	Stock Purchases Shares	Total Stock Owned	SEI Shares Outstanding	Percentage of Ownership	Adjusted for partial days held	Starting Equiy Value	Additions of New Equity	% of Equity Losses	Equity Value at each Quarter
12/31/2004	380,000	380,000	17,284,574	2.1985%	0.0247%	$190,000		$(33.30)	$189,967
3/31/2005	160,000	540,000	17,543,574	3.0781%	2.1961%	$189,967	$80,000	$(2,354.62)	$267,612
6/30/2005	60,000	600,000	17,603,574	3.4084%	3.0817%	$267,612	$30,000	$(1,965.52)	$295,647
9/30/2005	100,000	700,000	17,703,574	3.9540%	3.5890%	$295,647	$50,000	$(1,184.38)	$344,462
12/31/2005		700,000	17,703,574	3.9540%	3.9540%	$344,462	$—	$(503.46)	$343,959
3/31/2006		700,000	17,703,574	3.9540%	3.9540%	$343,959	$—	$3.37	$343,962